Exhibit 99.7
Media release

12 March 2020

Rio Tinto pays former chief executive’s deferred incentive plan awards

As previously disclosed, in light of the ongoing investigations by regulators into a payment made to a consultant in relation to the Simandou iron ore project in Guinea, a deed of deferral was mutually agreed between Rio Tinto and Sam Walsh, as a matter of good corporate governance. Sam was chief executive of the iron ore product group at the time the payment was made.

The principal provision of this deed was that the deferred incentive plan awards, which would have vested up to 2021, would be subject to a staged deferral.

Rio Tinto felt that a further deferral of the amounts that were payable on 31 December 2018 was appropriate given that the regulatory investigations in relation to the Simandou matter are ongoing. However, the parties could not agree to extend the deed of deferral.

Following the completion of an independent confidential and binding dispute resolution process, a determination was made that, under the terms of the deed, Mr Walsh’s incentive plan awards should not be subject to any further deferrals and are payable. As a result, payments will be made by Rio Tinto to Sam Walsh of all deferred incentive plan awards which would have been payable on 31 December 2018 together with associated dividends and interest.

Simon Thompson, Chairman of Rio Tinto said: “When the deferral agreement was entered into, both Rio Tinto and Sam hoped that the Simandou regulatory investigations would have been completed by now.  The Rio Tinto Board made a determination, pursuant to the deferral agreement, to further defer the awards as the regulatory investigation remains open. Following the completion of the confidential and binding dispute resolution process, a decision was made that the amounts should be paid.”

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